Filed Pursuant to Rule 433
Registration No 333-121067

15YR NC 1YR Lehman Steepener

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 18, 2005, the prospectus supplement dated May 18, 2005, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc.

Ratings:	Moody’s A1/ S&P A+/ Fitch A+

Issue Size:	$5,000,000

Issue Price:	Variable Price Re-Offer

CUSIP:	52517PH46

Trade Date	April 26, 2006

Settlement Date:	May 17, 2006

Maturity Date:	May 17, 2021

Interest Rate:

From and including the Settlement Date to but excluding May 17, 2007: 8.0%

From and including May 17, 2007, to but excluding the Maturity Date:

20 * (30yr CMS Rate — 10yr CMS Rate), subject to a minimum of 0%

Day Count Basis:	30/360

Interest Reset Date:

Quarterly on the 17th of February, May, August and November commencing May 17th, 2007, for the period commencing on and including such Interest Reset Date to but excluding the next succeeding Interest Payment Date , determined on the related Interest Determination Date

Interest Determination Date	Two Business Days prior to the related Interest Reset Date

Interest Payment Dates:	Quarterly on the 17th of February, May, August and November, commencing August 17th, 2006, subject to Optional Redemption

30yr CMS Rate

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 30 years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX1 Page as of 11:00a.m., New York City time, on the related Interest Determination Date.

10yr CMS Rate

For any Interest Reset Date, the rate for U.S. Dollar swaps with a maturity of 10 years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX1 Page as of 11:00a.m., New York City time, on the related Interest Determination Date.

Business Days:	New York and London

Optional Redemption:

Lehman Brothers Holdings Inc. has the right to call the Notes in whole or in part at par (100.0%) quarterly on the 17th of each February, May, August and November, commencing May 17, 2007, with 5 Business Days notice. All amounts that may otherwise be payable following the call date shall cease to be payable. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any calling of the Note by the Issuer.

Business Day Convention:	Modified following Business Day convention with no adjustment for period end dates.

Denominations:	$1,000 / $1,000

Calculation Agent:	Lehman Brothers Special Financing Inc.

Underwriter:	Lehman Brothers Inc.

Risk Factors

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See “Risk Factors” generally in the prospectus supplement dated May 18, 2005. Investors should also consider the risk that the difference of the 30yr CMS Rate minus the 10yr CMS Rate, determined on the Interest Determination Date for the related Interest Reset Date, may be less than zero, in which event no interest will accrue for the related period or be payable on the related Interest Payment Date.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the anticipated level and potential volatility of the 30yr CMS Rate and the 10yr CMS Rate, the method of calculating the 30yr CMS Rate and the 10yr CMS Rate, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings Inc. to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 30yr CMS Rate and the 10yr CMS Rate depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings Inc. has no control.

Certain United States Federal Income Tax Consequences

Treatment of Notes as Contingent Payment Debt Instruments

Lehman Brothers Holdings Inc. intends to treat the Notes as “contingent payment debt instruments.”  As such, Lehman Brothers Holdings Inc. intends to report interest deductions with respect to the Notes based on this treatment and will, upon written request, provide holders of Notes with a projected payment schedule. Under such characterization, holders of the Notes will accrue original issue discount based on the “comparable yield” of the Notes (generally, the rate at which Lehman Brothers Holdings Inc. would issue a fixed rate debt instrument with terms and conditions similar to the Notes), and if the actual payments made on the Notes differ from the projected payments, positive or negative adjustments will be made for such differences for tax purposes. In addition, any gain or loss on the sale, exchange or retirement of the Notes generally will be treated as ordinary income or loss. Such treatment of the Notes is not binding on the Internal Revenue Service, and it is possible that the Internal Revenue Service could assert another treatment which could affect the amount, timing and character of income, gain or loss in respect of the Notes.

Based on the current interest rate environment, Lehman Brothers Holdings Inc. estimates that the comparable yield of the Notes would be an annual rate of approximately 5.88%, compounded quarterly. Lehman Brothers Holdings Inc. will not determine the actual comparable yield of the Notes, however, until they are issued. Any positive adjustment, for the amount by which an actual payment exceeds a projected contingent payment, will be treated as additional interest. Negative adjustments will be treated as follows: (i) first, any negative adjustment will reduce the amount of interest required to be accrued in the current year, (ii) second, any negative adjustments that exceed the amount of interest accrued in the current year will be treated as ordinary loss to the extent that the holder’s total interest inclusions exceed the total amount of net negative adjustments treated as ordinary loss in prior taxable years, and (iii) third, any excess negative adjustments will be carried forward to offset future income or amount realized on disposition.

Holders of Notes can obtain the comparable yield of the Notes and the projected payment schedule by submitting a written request for them to Lehman Brothers Holdings Inc. at the following address (which replaces the address provided in the accompanying prospectus dated May 18, 2005):

Controller’s Office

Lehman Brothers Holdings Inc.

745 Seventh Avenue

New York, New York 10019

(212) 526-7000

By purchasing a Note, a holder agrees to be bound by the determination of Lehman Brothers Holdings Inc. of the comparable yield and the projected payment schedule. For United States federal income tax purposes, a holder of Notes must use the comparable yield and projected payment schedule in determining its original issue discount accruals, and the adjustments thereto described above, in respect of the Notes. The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a holder’s original issue discount and adjustments thereof in respect of the Notes and do not constitute a projection or representation regarding the actual amount of the payments on a Note.

For a general discussion of the tax consequences associated with contingent payment debt instruments, see “United States Federal Income Tax Consequences—Debt Securities— Consequences to United States Holders—Contingent Payment Debt Securities” in the prospectus dated May 18, 2005.

It is possible that the Notes may be taxed in some manner other than that described above. A different treatment from that described above could affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Investors should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the Notes, including the tax consequences under state, local, foreign and other tax laws.

Historical Levels of the 30yr CMS Rate and 10yr CMS Rate

The following shows the 30yr CMS Rate and the 10yr CMS Rate in effect on the hypothetical Interest Reset Dates listed below. The historical experience of the 30yr CMS Rate and 10yr CMS

Rate should not be taken as an indication of the future performance of the 30yr CMS Rate and 10yr CMS Rate during the term of the Notes. Fluctuations in the level of the 30yr CMS Rate and 10yr CMS Rate make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Interest Reset Dates	30yr CMS Rate (in%)	10yr CMS Rate (in%)	30yr CMS Rate – 10yr CMS Rate (in%)
2/17/2006	5.149	5.114	0.035
11/17/2005	5.174	4.994	0.18
8/17/2005	4.933	4.721	0.212
5/17/2005	4.933	4.58	0.353
2/17/2005	4.986	4.561	0.425
11/17/2004	5.207	4.561	0.646
8/17/2004	5.363	4.663	0.7
5/17/2004	5.797	5.194	0.603
2/17/2004	5.238	4.435	0.803
11/17/2003	5.342	4.577	0.765
8/18/2003	5.754	4.956	0.798
5/19/2003	4.718	3.754	0.964
2/18/2003	5.197	4.355	0.842
11/18/2002	5.309	4.49	0.819
8/19/2002	5.534	4.886	0.648
5/17/2002	6.268	5.763	0.505
2/19/2002	6.066	5.597	0.469
11/19/2001	5.816	5.396	0.42
8/17/2001	6.131	5.705	0.426
5/17/2001	6.509	6.219	0.29
2/20/2001	6.314	6.044	0.27
11/17/2000	6.905	6.835	0.07
8/17/2000	7.038	7.077	-0.039
5/17/2000	7.754	7.808	-0.054
2/17/2000	7.449	7.583	-0.134
11/17/1999	6.983	6.813	0.17
8/17/1999	7.051	6.85	0.201
5/17/1999	6.515	6.35	0.165
2/17/1999	5.967	5.745	0.222
11/17/1998	5.96	5.602	0.358
8/17/1998	6.121	6.034	0.087
5/18/1998	6.311	6.157	0.154
2/17/1998	6.184	5.94	0.244
11/17/1997	6.476	6.33	0.146

Hypothetical Interest Reset Dates	30yr CMS Rate (in%)	10yr CMS Rate (in%)	30yr CMS Rate – 10yr CMS Rate (in%)
8/18/1997	6.876	6.647	0.229
5/19/1997	7.253	7.063	0.19
2/18/1997	6.906	6.618	0.288
11/18/1996	6.851	6.512	0.339
8/19/1996	7.21	6.942	0.268
5/17/1996	7.251	7.042	0.209